UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Annual General Meeting of Shareholders

On August 7, 2025, at 2:30 P.M., Hong Kong Time (August 7, 2025, at 2:30 A.M., Eastern Time), Wellchange Holdings Company Limited (the “Company”) held an annual general meeting of shareholders (the “Annual Meeting”) at the principal office of the Company located at Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street Cheung Sha Wan, Kowloon, Hong Kong. Holders of 29,619,411 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 55.60% of the total 53,265,000 outstanding ordinary shares as of the record date of July 18, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

				For	Against	Abstain
Proposal One:	To consider and vote upon an ordinary resolution to approve the re-appointment of five directors, Mr. Shek Kin Pong, Mr. Tang Chi Hin, Mr. Chu Chi Hong, Mr. Michael Chung Fai Ng, and Mr. Lau Yun Chau each to serve (i) until the next annual general meeting of shareholders or, if no such meeting is held, (ii) until such time as they are re-appointed by the Board of Directors, or in either case, until their respective successors are duly elected or appointed and qualified (the “Re-appointment”).			29,401,504	215,409	2,498

Proposal Two:	To consider and vote upon a special resolution to approve to:			29,384,475	232,337	2,599

	(i)	re-designate the Company’s authorized share capital by taking the following steps, such that the authorized share capital of the Company be changed from US$50,000 divided into 1,000,000,000 ordinary shares of par value US$0.00005 each (the “Ordinary Shares”) to US$50,000 divided into 900,000,000 class A ordinary shares of par value US$0.00005 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of par value US$0.00005 each (the “Class B Ordinary Shares”) (the “Dual-Class Share Capital Structure”, with such redesignation being the “Share Redesignation”):

		(a)	all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company as of the date hereof (except the 5,000,000 and 3,000,000 Ordinary Shares held by Mr. Shek Kin Pong and Power Smart International Limited, respectively) be re-designated into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the fourth amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis;

		(b)	the 5,000,000 and 3,000,000 Ordinary Shares held by Mr. Shek Kin Pong and Power Smart International Limited, respectively, be re-designated into Class B Ordinary Shares, each conferring the holder thereof thirty-five (35) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the fourth amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis;

		(c)	the remaining authorized but unissued 854,735,000 Ordinary Shares be re-designated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 92,000,000 Ordinary Shares be re-designated into Class B Ordinary Shares on a one for one basis;

(ii)	amend and restate the Company’s third amended and restated memorandum and articles of association currently in effect by approving and adopting the fourth amended and restated memorandum and articles of association to reflect the Dual-Class Share Capital Structure as a result of the Share Redesignation and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (the “Fourth Amended M&A”); and
(iii)	authorized the registered office provider of the Company to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Redesignation and the adoption of the Fourth Amended M&A and the passing of this special resolution.

Proposal Three:	To consider and vote upon an ordinary resolution to approve:		29,078,023	535,706	5,682
	(i)	in the event Proposal Two is passed, the consolidation of every issued and unissued shares of the Company at a ratio (the “Ratio”) within a range of five (5) shares into one (1) share to fifty (50) shares into one (1) share (the “Dual-Class Share Consolidation”), the exact ratio of which shall be set at a whole number determined by the further action at the discretion of the Board of Directors, to be effective on a date on or prior to the one-year anniversary of this Meeting as may be determined by the Board of Directors and announced by the Company (the “Effective Date”), so that a shareholder holding every five (5) to fifty (50) Class A Ordinary Shares of US$0.00005 par value each (the “Pre-Consolidation Class A Ordinary Shares”) will hold 1 new Class A Ordinary Share of par value ranging from US$0.00025 to US$0.0025 each (the “Post-Consolidation Class A Ordinary Shares”), and a shareholder holding every five (5) to fifty (50) Class B Ordinary Shares of US$0.00005 par value each (the “Pre-Consolidation Class B Ordinary Shares”) will hold one (1) new Class B Ordinary Share of par value ranging from US$0.00025 to US$0.0025 each (the “Post-Consolidation Class B Ordinary Shares”), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares and such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Company’s fourth amended and restated memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Dual-Class Share Consolidation would be rounded up to the nearest whole share at the participant level;

	(ii)	in the event Proposal Two is not passed, the consolidation of every issued and unissued shares of the Company at the Ratio (the “Single-Class Share Consolidation”, together with the Dual-Class Share Consolidation, the “Share Consolidation”), to be effective on the Effective Date, so that a shareholder holding every five (5) to fifty (50) Ordinary Shares of US$0.00005 par value each (the “Pre-Consolidation Ordinary Shares”) will hold 1 new Ordinary Share of par value ranging from US$0.00025 to US$0.0025 each (the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Ordinary Shares as set out in the Company’s third amended and restated memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Single-Class Share Consolidation would be rounded up to the nearest whole share at the participant level; and
	(iii)	the authorization for the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation, including determining the Ratio and the Effective Date and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.
Proposal Four:	To consider and vote upon an ordinary resolution to approve to, subject to the occurrence of the Share Consolidation,		28,634,042	981,962	3,407
	(i)	in the event Proposal Two is passed, increase the authorized share capital of the Company, such that the increased authorized share capital of the Company remains to be divided into 900,000,000 Post-Consolidation Class A Ordinary Shares and 100,000,000 Post-Consolidation Class B Ordinary Shares with such par value to be decided in accordance with the Ratio; and
	(ii)	in the event Proposal Two is not passed, increase the authorized share capital of the Company, such that the increased authorized share capital of the Company remains to be divided into 1,000,000,000 Post-Consolidation Ordinary Shares with such par value to be decided in accordance with the Ratio (collectively, the “Authorized Share Capital Increase”).
	(iii)	authorize the Board to instruct the registered office provider of the Company to attend to any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Authorized Share Capital Increase.
Proposal Five:	To consider and vote upon an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, and Proposal Four.		28,645,423	967,480	6,508

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2025	Wellchange Holdings Company Limited

	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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